ATLAS ENERGY RESOURCES, LLC
February 19, 2008
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Laura Nicholson

Re:	Registration Statement on Form S-3 Registration No. 333-148429
Gentlemen/Ladies:
     Atlas Energy Resources, LLC (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to Wednesday, February 20, 2008, at 4:00 p.m., or as soon as practicable thereafter. Please notify our counsel, Mark E. Rosenstein, at 215-731-9450 of the time of effectiveness.
     In connection with this acceleration request, the undersigned registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ATLAS ENERGY RESOURCES, LLC
By:	/s/ Matthew A. Jones
Matthew A. Jones
Chief Financial Officer